Exhibit (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use, in this Post-Effective Amendment to Registration Statement No. 333-174323 on Form N-1A of Brookfield Global Renewables & Sustainable Infrastructure Fund, of our reports dated September 17, 2021 relating to the financial statements of Brookfield Global Renewables & Sustainable Infrastructure LP as of and for the year ended December 31, 2020 and as of and for the period from October 1, 2019 (commencement of operations) through December 31, 2019, appearing in the Statement of Additional Information, which is part of such Registration Statement, and to the references to us under the headings “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

February 4, 2022